Exhibit 1

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31, 2004 ($ million, except ratios) (Unaudited)

Profit before taxation	24,243

Group’s share of income in excess of dividends of joint ventures and associated undertakings	992

Capitalized interest	208

Profit as adjusted	23,043

Fixed charges:

Interest net of interest expense of joint ventures and associated undertakings	436
Rental expense representative of interest	619
Capitalized interest	208
1,263

Total adjusted earnings available for payment of fixed charges	24,306

Ratio of earnings to fixed charges	19.2

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	24,092

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	19.1

_______________

(a)            See Note 16 of Notes to Consolidated Financial Statements.